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                                                                    Exhibit 99.7


                             [OMC NEWS LETTERHEAD]
___________________
    Contact:


Marlena C. Cannon
Director, Public Affairs and Communications
(847) 689-5492
                                                FOR IMMEDIATE RELEASE
Stan Main
Director, Investor Relations
(847) 689-5246

Jim Fingeroth/Jason Lynch
Kekst and Company
(212) 521-4800


                  OMC BOARD OF DIRECTORS TAKES ACTION TO BRING
                        BIDDING CONTEST TO A CONCLUSION

        Waukegan, IL, September 9, 1997 -- Outboard Marine Corporation (NYSE:OM) ("OMC") announced today that its board of directors has taken several actions intended to bring the current bidding contest for the Company between Detroit Diesel Corporation ("DDC") and Greenmarine Acquisition Corporation ("Greenmarine") to a conclusion and remove the uncertainty surrounding the Company's future that has resulted from the contest.

     The board took actions to exempt Greenmarine's current $18.00 per share tender offer from the Company's shareholder rights plan and from certain provisions of the Company's charter until 9:00 a.m. Eastern Time on September 12, 1997. In addition, the Company and DDC entered into an Agreement and Waiver pursuant to which DDC agreed to extend its offer until September 15, 1997 at 5:00 p.m. Eastern Time, and DDC agreed


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OMC BOARD OF DIRECTORS TAKES ACTION, ADD ONE

that the Company could take actions designed to facilitate the Greenmarine offer without causing a breach of the DDC Merger Agreement. In connection with this Agreement and Waiver, the Company paid DDC a fee of $7.5 million, and DDC agreed to waive any right to receive the $15.75 million liquidated damages fee if Greenmarine successfully concludes its offer.

        The Company said the board took these actions because the protracted uncertainty regarding its future is having a damaging effect on the Company's operating and financial condition. These actions address the principal conditions to Greenmarine's $18.00 per share tender offer which are within OMC's control and are intended to provide Greenmarine with the opportunity to close its tender offer on its current expiration date of Thursday, September 11, 1997.

        Greenmarine's tender offer remains subject to conditions and Greenmarine has indicated it has not resolved its required financing commitments. In view of this, the board of directors has not changed its previous recommendation to OMC shareholders that they tender their shares into the Detroit Diesel Corporation tender offer.

        Harry W. Bowman, chairman, president and chief executive officer of OMC, said, "Shareholders should understand the rationale for the actions taken by the board. Our top priorities are to obtain the highest possible price for our shareholders and to bring the bidding process to a close as quickly as possible. We are concerned that Greenmarine has thus far been unable to close on its tender offer. Therefore, we have taken actions


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OMC BOARD OF DIRECTORS TAKES ACTION, ADD TWO

that eliminate every impediment that we can control to give Greenmarine a clear opportunity to close on its offer before DDC's offer expires.

        "Meanwhile, there is outstanding a fully financed and unconditional tender offer for the Company at $16.00 per share from DDC that will expire at 5:00 PM, Eastern Time on Monday, September 15, 1997. We are concerned that DDC will not extend its offer beyond that date. If the Greenmarine offer is not consummated, after we have given them this clear opportunity to do so, OMC will have to act as strongly as possible to end the uncertainty surrounding the Company's future," Mr. Bowman concluded.

        On July 8, 1997 OMC agreed to be acquired by Detroit Diesel Corporation for $16.00 per share. On August 8, 1997, Greenmarine Acquisition Corporation announced that it was commencing a tender offer for OMC shares at $18.00 per share, subject to certain terms and conditions.

        Since August 11, 1997, OMC's representatives have been in frequent discussions with Greenmarine in an attempt to clarify the terms and conditions of the Greenmarine offer and to try to reach a merger agreement with Greenmarine. However, to date, no agreement has been reached.

        Outboard Marine Corporation is a leading worldwide manufacturer and marketer of marine engines, boats and accessories.

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